UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Vital Images, Inc.

(Name of Subject Company)

Vital Images, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

92846N104

(CUSIP Number of Class of Securities)

Michael H. Carrel

President and Chief Executive Officer

Vital Images, Inc.

5850 Opus Parkway, Suite 300

Minnetonka, Minnesota 55343-4414

(952) 487-9500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

W. Morgan Burns, Esq.

Jonathan L.H. Nygren, Esq.

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of Vital Images, Inc. (the “Company”) by a wholly owned subsidiary (“Merger Sub”) of Toshiba Medical Systems Corporation (“TMSC”) pursuant to the terms of an Agreement and Plan of Merger, dated April 27, 2011, by and among the Company, TMSC, and Merger Sub:  (i) a Joint Press Release of the Company and TMSC, dated April 27, 2011; (ii) an email from Michael Carrel, President and Chief Executive Officer of the Company, to the Company’s employees; (iii) a letter from Michael Carrel to the Company’s customers; (iv) a letter from Michael Carrel to the Company’s business partners; and (v) a document containing frequently asked questions relating to the proposed transaction.

Additional Information

The tender offer for the outstanding shares of Company common stock described in this Schedule 14D-9 has not yet commenced.  This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell securities.  The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Merger Sub and TMSC expect to file with the U.S. Securities and Exchange Commission (SEC).  At the time the tender offer is commenced, Merger Sub and TMSC will file a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other tender offer documents) with the SEC and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Shareholders of the Company are strongly advised to read the tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the related solicitation/recommendation statement when they become available because they will contain important information that Company shareholders should consider before making any decision regarding tendering their shares.  These materials (and all other materials filed by the Company with the SEC) will be available to all shareholders of the Company at no expense to them on the SEC’s website at www.sec.gov.  Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of the Company’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC.  Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at www.vitalimages.com.  The forward-looking statements made in this communication are made only as of the date of this communication, and the Company undertakes no obligation to update them to reflect subsequent events or circumstances.

Joint News Release

TOSHIBA MEDICAL SYSTEMS CORPORATION TO ACQUIRE VITAL IMAGES, INC. FOR $18.75 PER SHARE IN ALL CASH TRANSACTION

Vital Images signs merger agreement with TMSC; Combination to Strengthen TMSC’s Global Healthcare Imaging Solutions Business

Vital Images Shareholders to Receive $18.75 in Cash per Share

Minneapolis, Minnesota April 27, 2011 and Tokyo, Japan April 28, 2011 — Toshiba Medical Systems Corporation (“TMSC”) and Vital Images, Inc. (Nasdaq: VTAL) (“Vital Images”) announced today that they have entered into a definitive agreement pursuant to which a subsidiary of TMSC (“Merger Sub”) will acquire all of the outstanding shares of common stock of Vital Images for $18.75 per share, or approximately $273 million in the aggregate, through a cash tender offer followed by a merger.

Under the terms of the agreement, which has been unanimously approved by each of Vital Images’ and TMSC’s boards of directors, Vital Images’ shareholders will receive $18.75 in cash for each outstanding share of Vital Images common stock they own. This represents a 39 percent premium over the volume-weighted average Vital Images share price for the past 30 calendar days.

Satoshi Tsunakawa, chief executive officer of TMSC, said: “After a decade-long successful partnership spanning more than 50 countries, TMSC is taking the partnership to the next level. We have enormous respect for Vital Images’ products, pipeline and people, and look forward to working with their highly skilled team to enhance clinical value for patients throughout the world. This transaction will allow TMSC to significantly strengthen its Imaging Solutions business by integrating our technologies to meet the global demand for advanced visualization and imaging informatics provided to healthcare professionals and through healthcare IT providers.”

Michael Carrel, CEO of Vital Images, stated: “This is a great day for Vital Images’ shareholders, employees, customers and partners. TMSC has been our largest customer for a decade, as well as a strategic development partner. We will combine forces to enhance the multi-modality platform we have been marketing to hospitals in the U.S. and overseas. This transaction means we can now accelerate our global presence with the strength and backing of TMSC.”

Under the terms of the agreement, it is anticipated that Merger Sub will commence a tender offer for all of the outstanding shares of Vital Images by May 11, 2011.

The closing of the tender offer is conditioned on, among other things, the tender of at least a majority of the outstanding shares of Vital Images’ common stock on a fully diluted basis, required regulatory approvals, including those of the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions.  It is expected that the transaction will close in the second or third quarter of 2011.

For this transaction, Morgan Stanley & Co. Incorporated acted as financial advisor to TMSC and Simpson Thacher & Bartlett LLP is acting as TMSC’s legal counsel.  Piper Jaffray & Co. acted as financial advisor to Vital Images and Faegre and Benson LLP is acting as Vital Images’ legal counsel.

Vital Images’ Commentary on First Quarter Earnings

On a preliminary basis, Vital Images’ revenue for the first quarter of 2011 was better than expected for its non-TMSC business, although revenues pertaining to TMSC were negatively affected by TMSC’s business.  While overall first quarter 2011 revenue was better than first quarter of 2010, it will be slightly below analyst expectations.  Earnings were largely in-line with expectations.  Vital Images expects to report full first quarter financial results on May 2, 2011; however, in light of the pending transaction, the first quarter earnings conference call on May 5, 2011 has been cancelled.

About TMSC

TMSC was established in October 2003 when the Medical Systems Division of Toshiba Corp became an independent group company specializing in medical diagnostic imaging systems. The company is a leading worldwide provider of diagnostic imaging systems and comprehensive medical solutions, such as CT, X-ray and vascular, ultrasound, nuclear medicine, and MRI systems, as well as information systems for medical institutions.  TMSC has been providing medical products for over 80 years.

Toshiba Corp is a worldwide leader in technology, electronic and electrical products, digital consumer products, electronic devices and components, power systems, industrial and social infrastructure systems and home appliances.  Toshiba Corp was founded in 1875, and today operates a global network of more than 742 companies, with 204,000 employees worldwide and annual sales surpassing US$68 billion.

About Vital Images, Inc.

Vital Images, Inc. is a leading provider of advanced visualization and analysis software for physicians and healthcare specialists. The company’s software provides users productivity and communication tools to improve patient care that can be accessed throughout the enterprise anytime, anywhere via the Web. Established in 1988 and headquartered in Minneapolis, Vital Images also has offices in Europe and Asia. For more information, visit www.vitalimages.com.

Vital Images® and Vitrea® are registered trademarks of Vital Images, Inc.  Vital disclaims any proprietary interest in the marks and names of others.

The Vital Images, Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5843

Notice to Investors

The tender offer for the outstanding shares of Vital Images common stock described in this press release has not yet commenced.  This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The solicitation and the offer to buy shares of Vital Images’ common stock will be made pursuant to an offer to purchase and related materials that Merger Sub and TMSC expect to file with the U.S. Securities and Exchange Commission (SEC).  At the time the tender offer is commenced, Merger Sub and TMSC will file a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other tender offer documents) with the SEC and Vital Images will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Shareholders of Vital Images are strongly advised to read the tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the related solicitation/recommendation statement when they become available because they will contain important information that Vital Images shareholders should consider before making any decision regarding tendering their shares.  These materials (and all other materials filed by Vital Images with the SEC) will be available to all shareholders of Vital Images at no expense to them on the SEC’s website at www.sec.gov.  Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements in this press release include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include:  risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Vital Images’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause Vital Images’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Vital Images’ filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC.  Copies of Vital Images’ filings with the SEC may be obtained at the “Investors” section of Vital Images’ website at www.vitalimages.com.  The forward-looking statements made in this release are made only as of the date of this release, and Vital undertakes no obligation to update them to reflect subsequent events or circumstances.

CONTACTS:
At TMSC:	At Vital Images:
Charlene DeBar	Peter J. Goepfrich
Phone: +1-714-669-7811	Chief Financial Officer
E-mail: cdebar@tams.com	(952) 487-9500

PADILLA SPEER BEARDSLEY:
Hiroyuki Tachikawa	Nancy A. Johnson, (612) 455-1745
Phone: +81-###-##-####	Marian Briggs, (612) 455-1742
E-mail: hiroyuki.tachikawa@toshiba.co.jp	Email: njohnson@psbpr.com /
mbriggs@psbpr.com

# # #

Email to Vital Images’ Employees from Vital Images CEO, Michael H. Carrel

Subject: ONE TEAM, ONE COMPANY, ONE PLATFORM

Everyone,

I have some exciting news to share.  Just a short while ago, we announced the signing of a definitive merger agreement with Toshiba Medical Systems Corporation (“TMSC”) pursuant to which a subsidiary of TMSC will acquire all of the outstanding shares of common stock of Vital Images for $18.75 per share, or approximately $273 million in aggregate, through a cash tender offer followed by a merger.  Together, we believe that TMSC and Vital can deliver a comprehensive product portfolio to healthcare enterprises and physicians.  This is a great opportunity to take our partnership to a new level, and build on our many achievements in advancing our enterprise imaging vision.

TMSC’s culture of innovation and customer focus fits well with our own.  Over the past several decades, TMSC has continued to gain market recognition and share as a result of its technology leadership.  TMSC’s senior leadership is committed to investing in our growth, ensuring our customers’ success, and continuing the great traditions of Vital Images.  The TMSC “ONE TEAM” approach is alive and well. Our customers and employees will remain top priorities.

We believe that combining with Toshiba Medical will help accelerate our growth into the Healthcare Imaging Informatics markets and multi-modality platforms, and extend our reach into new markets globally, where the presence of TMSC is strong.  You’ll be hearing more about the company, and its vision, soon.

The signing of the definitive merger agreement is the first step in the process.  Under the terms of the agreement, it is anticipated that Merger Sub will commence a tender offer for all of the outstanding shares of Vital Images by May 11, 2011.  The closing of the tender offer is conditioned on, among other things, the tender of at least a majority of the outstanding shares of Vital Images’ common stock on a fully diluted basis, required regulatory approvals, including those of the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions.  It is expected that the transaction will close in the second or third quarter of 2011.  Until the closing, we will continue to operate as an independent company, and your reporting structure will remain unchanged.  Please stay focused on business as usual.

This year marks Vital Images’ 23rd anniversary. We have come a long way from our early days in Fairfield, Iowa, significantly improving patient care along the way. We can all be proud of what we have accomplished, and excited about the great opportunities in front of us with Toshiba. In 2008, when I first became CEO, we were just beginning the transition to the enterprise. Back then, I wrote the following:

“As a company we love to serve; we care about the customers and patients deeply; we build great products; we love to have fun and we have a passion for winning. After 20 years of great success, we are about to embark upon a new chapter in our story. I could not be more thrilled than to know that you are all part of the team in helping Vital as we transition and take head-on the challenges and opportunities in front of us. Fortunately, we are well positioned to do so.”

This message holds true even more today.

In the coming weeks, we will be communicating with you on the specifics relevant to your roles going forward, and sharing the new employment programs TMSC has carefully put together. I want to reiterate that TMSC is buying Vital Images to add to and enhance the sales, R&D, and maintenance and support resources we have built.

I know you’ll have many questions over the next several weeks and we will answer your questions the best we can. We will have a company meeting today in Minnetonka at 3:30pm CT, where several key members from TMSC will join us.  For those employees not based in Minnetonka, conference call dial in numbers will be made available in a separate communication.

I am confident that TMSC shares our vision to use innovative technologies to improve healthcare and patient care worldwide. Our cultures are a great fit, and I am excited to be a part of the company going forward.

Here’s to a bright future together!

Mike

1

Additional Information

The tender offer for the outstanding shares of Vital Images common stock described in this communication has not yet commenced.  This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The solicitation and the offer to buy shares of Vital Images’ common stock will be made pursuant to an offer to purchase and related materials that Merger Sub and TMSC expect to file with the U.S. Securities and Exchange Commission (SEC).  At the time the tender offer is commenced, Merger Sub and TMSC will file a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other tender offer documents) with the SEC and Vital Images will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Shareholders of Vital Images are strongly advised to read the tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the related solicitation/recommendation statement when they become available because they will contain important information that Vital Images shareholders should consider before making any decision regarding tendering their shares.  These materials (and all other materials filed by Vital Images with the SEC) will be available to all shareholders of Vital Images at no expense to them on the SEC’s website at www.sec.gov.  Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Vital Images’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause Vital Images’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Vital Images’ filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC.  Copies of Vital Images’ filings with the SEC may be obtained at the “Investors” section of Vital Images’ website at www.vitalimages.com.  The forward-looking statements made in this communication are made only as of the date of this communication, and Vital Images undertakes no obligation to update them to reflect subsequent events or circumstances.

2

Customer letter from Vital Images CEO, Michael H. Carrel

April 27, 2011

Dear Customer,

Earlier today, we announced that Vital Images has signed a definitive merger agreement with Toshiba Medical Systems Corporation (“TMSC”) pursuant to which a subsidiary of TMSC (“Merger Sub”) will acquire all of the outstanding shares of common stock of Vital Images for $18.75 per share, or approximately $273 million in aggregate, through a cash tender offer followed by a merger pursuant to which Vital Images will be the surviving corporation.  TMSC is a leader in healthcare innovation and partner with Vital Images in the imaging space for more than a decade.  It is expected that the transaction will close in the second or third quarter of 2011. This is exciting news for all Vital Images customers!

Although our ownership will change, our customers are still the center of our focus. Our mission remains to provide world-class advanced visualization solutions to enhance understanding of anatomy, communicate among medical professionals and patients, and plan treatment and follow-up therapy. In other words, we are here to help to you and your institution to provide outstanding patient care.

Over the years, as we have had the pleasure to get to know our customers, we are always humbled by your ability to deliver quality patient care and perform cutting-edge research.  At Vital Images, we have invested a great deal to bring the best technology to the healthcare enterprise. Under TMSC’s leadership, we expect that our momentum will only accelerate.

We have a saying at Vital Images: “Relationships are Vital” — an attitude shared by TMSC. You and your facility are important members of our community, and your satisfaction is our number one priority.  We look forward to continuing our work together for many years to come. Please feel free to contact any member of our team if you have any questions or concerns.

Best regards,

Michael H. Carrel

President and Chief Executive Officer

Vital Images, Inc.

Additional Information

The tender offer for the outstanding shares of Vital Images common stock described in this communication has not yet commenced.  This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The solicitation and the offer to buy shares of Vital Images’ common stock will be made pursuant to an offer to purchase and related materials that Merger Sub and TMSC expect to file with the U.S. Securities and Exchange Commission (SEC).  At the time the tender offer is commenced, Merger Sub and TMSC will file a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other tender offer documents) with the SEC and Vital Images will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Shareholders of Vital Images are strongly advised to read the tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the related solicitation/recommendation statement when they become available because they will contain important information that Vital Images shareholders should consider before making any decision regarding tendering their shares.  These materials (and all other materials filed by Vital Images with the SEC) will be available to all shareholders of Vital Images at no expense to them on the SEC’s website at www.sec.gov.  Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include:  risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Vital Images’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause Vital Images’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Vital Images’ filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC.  Copies of Vital Images’ filings with the SEC may be obtained at the “Investors” section of Vital Images’ website at www.vitalimages.com.  The forward-looking statements made in this communication are made only as of the date of this communication, and Vital Images undertakes no obligation to update them to reflect subsequent events or circumstances.

Partner letter from Vital Images’ CEO, Michael H. Carrel

April 27, 2011

Dear [Partner name],

Earlier today, we announced that Vital Images has signed a definitive merger agreement with Toshiba Medical Systems Corporation (“TMSC”) pursuant to which a subsidiary of TMSC (“Merger Sub”) will acquire all of the outstanding shares of common stock of Vital Images for $18.75 per share, or approximately $273 million in aggregate, through a cash tender offer followed by a merger pursuant to which Vital Images will be the surviving corporation.  TMSC, as you know, has been a partner with Vital Images in the imaging space for more than a decade. It is expected that the transaction will close in the second or third quarter of 2011.

Although our ownership will change, we look forward to continuing our partnership with [company]. Our mission remains to provide world-class advanced visualization solutions to enhance understanding of anatomy, communicate among medical professionals and patients, and plan treatment and follow-up therapy. In other words, we are committed to teaming with you to advance patient care.

Over the years, we have had the pleasure of working with you and many of your customers. At Vital Images, we have invested a great deal to bring the best technology to the healthcare enterprise. Under TMSC’s leadership, our momentum will only accelerate, and TMSC’s geographic reach will enable us to expand our global presence faster.

We have a saying at Vital Images: “Relationships are Vital” — an attitude shared by TMSC. Our partnership with [company] is important to us, and your satisfaction is our priority. Please feel free to contact any member of our team if you have any questions or concerns.

Best regards,

Michael H. Carrel

President and Chief Executive Officer

Vital Images, Inc.

Additional Information

The tender offer for the outstanding shares of Vital Images common stock described in this communication has not yet commenced.  This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The solicitation and the offer to buy shares of Vital Images’ common stock will be made pursuant to an offer to purchase and related materials that Merger Sub and TMSC expect to file with the U.S. Securities and Exchange Commission (SEC).  At the time the tender offer is commenced, Merger Sub and TMSC will file a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other tender offer documents) with the SEC and Vital Images will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Shareholders of Vital Images are strongly advised to read the tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the related solicitation/recommendation statement when they become available because they will contain important information that Vital Images shareholders should consider before making any decision regarding tendering their shares.  These materials (and all other materials filed by Vital Images with the SEC) will be available to all shareholders of Vital Images at no expense to them on the SEC’s website at www.sec.gov.  Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include:  risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Vital Images’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause Vital Images’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Vital Images’ filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC.  Copies of Vital Images’ filings with the SEC may be obtained at the “Investors” section of Vital Images’ website at www.vitalimages.com.  The forward-looking statements made in this communication are made only as of the date of this communication, and Vital Images undertakes no obligation to update them to reflect subsequent events or circumstances.

Vital Images, Inc.

Frequently Asked Questions

What is the proposed transaction?

Under the definitive agreement between Toshiba Medical Systems Corporation (“TMSC”) and Vital Images, Inc., a subsidiary of TMSC (“Merger Sub”) will acquire all of the outstanding shares of common stock of Vital Images for $18.75 per share, or approximately $273 million in aggregate, through a cash tender offer followed by a merger after which Vital Images will be a wholly owned subsidiary of TMSC.  Under the terms of the agreement, which has been unanimously approved by each of Vital Images’ and TMSC’s boards of directors, Vital Images’ shareholders will receive $18.75 in cash for each outstanding share of Vital Images common stock they own, which represents a 39 percent premium over the volume-weighted average Vital Images share price for the past 30 calendar days.

Has the Vital Images board of directors approved the transaction?

Yes, the Vital Images board of directors has unanimously approved the transaction.

When will the tender offer commence?

Under the terms of the agreement, it is anticipated that Merger Sub will commence a tender offer for all of the outstanding shares of Vital Images by May 11, 2011.

What are the conditions to closing of the tender offer?

The closing of the tender offer is conditioned on, among other things, the tender of at least a majority of the outstanding shares of Vital Images’ common stock on a fully diluted basis, required regulatory approvals, including those of the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions.

When is the transaction expected to close?

It is expected that the transaction will close in the second or third quarter of 2011.

Where can I find more information regarding the transaction?

The solicitation and the offer to buy shares of Vital Images’ common stock will be made pursuant to an offer to purchase and related materials that Merger Sub and TMSC expect to file with the U.S. Securities and Exchange Commission (SEC).  At the time the tender offer is commenced, Merger Sub and TMSC will file a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other tender offer documents) with the SEC and Vital Images will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  These materials (and all other materials filed by Vital Images with the SEC) will be available to all shareholders of Vital Images at no expense to them on the SEC’s website at

www.sec.gov.  Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

When will this information be available?

This info will be made available on the date that tender offer commences.  Under the terms of the agreement, it is anticipated that Merger Sub will commence a tender offer for all of the outstanding shares of Vital Images by May 11, 2011.

Additional Information

The tender offer for the outstanding shares of Vital Images common stock described in this document has not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell securities.  The solicitation and the offer to buy shares of Vital Images’ common stock will be made pursuant to an offer to purchase and related materials that Merger Sub and TMSC expect to file with the U.S. Securities and Exchange Commission (SEC).  At the time the tender offer is commenced, Merger Sub and TMSC will file a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other tender offer documents) with the SEC and Vital Images will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Shareholders of Vital Images are strongly advised to read the tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the related solicitation/recommendation statement when they become available because they will contain important information that Vital Images shareholders should consider before making any decision regarding tendering their shares.  These materials (and all other materials filed by Vital Images with the SEC) will be available to all shareholders of Vital Images at no expense to them on the SEC’s website at www.sec.gov.  Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This document contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Forward-looking statements in this document include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Vital Images’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause Vital Images’ actual results to differ materially from those expressed or implied in the forward-

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looking statements are discussed in Vital Images’ filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC.  Copies of Vital Images’ filings with the SEC may be obtained at the “Investors” section of Vital Images’ website at www.vitalimages.com.  The forward-looking statements made in this document are made only as of the date of this document, and Vital Images undertakes no obligation to update them to reflect subsequent events or circumstances.

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